

September 22, 2010

Nelson José Jamel
Chief Financial Officer
American Beverage Company-AMBEV
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 Sao Paulo, SP
Federative Republic of Brazil

> **Re: American Beverage Company-AMBEV**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 11, 2010**
> **Supplemental Response**
> **Filed September 2, 2010**
> **File No. 001-15194**

Dear Mr. Jamel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 16F – Change in Registrant's Certifying Accountant, page 142

1. We read your response to our prior comments one and two. Please revise your disclosure to address the following issues:
    - The date of termination should reflect the date your Board of Directors dismissed KPMG. This appears to be December 22, 2009.
    - Please remove the following qualifying language related to disagreements "Our decision to dismiss our former auditor was not due to..." Your disclosure here should simply state whether or not you had any disagreements with your former accountant.
    - Please include disclosure regarding any disagreements with your former accountant during your two most recent fiscal years and the subsequent interim period through the

date of their report for your financial statements for the fiscal year ended December 31, 2009 (i.e., April 12, 2010). Refer to Item 16F(a)(1)(iv) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, Staff Attorney, at (202) 551-3297 or John Reynolds, Assistant Director, at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant

Fax: +55 (11) 2122-1529